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                                                                      EXHIBIT 46

                                                                 [INTEROIL LOGO]

NEWS RELEASE

                    INTEROIL TO PRESENT AT THE CAPP OIL & GAS
                              INVESTMENT SYMPOSIUM

         JUNE 20, 2003 - TORONTO, CANADA - INTEROIL CORPORATION (IOL:TSX-V) (IOC:ASX / POMSOX), a Canadian company with operations in Papua New Guinea today announced that Phil Mulacek, CEO of InterOil, will participate in the 15th annual Canadian Association of Petroleum Producers ("CAPP") Oil & Gas Investment Symposium. The conference will be held on June 23 & 24, 2003 at the Hyatt Regency Hotel in Calgary, Canada.

         InterOil is currently scheduled to make a presentation on Monday, June 23 from 3:30 p.m. to 3:50 p.m. Eastern Time. A live audio web cast of this presentation with an accompanying slide presentation will be available on InterOil's website home page at www.interoil.com.

         InterOil is focused on Papua New Guinea and the surrounding region, and is developing an integrated energy business consisting of an oil refinery, petroleum exploration, and retail assets. The majority of product from the refinery is secured by contracts valued by InterOil at approximately US$1.4 billion with Shell Overseas Holdings Ltd. BP Singapore is the exclusive agent for all crude oil supplied to the refinery. In addition to the refinery and retail assets, InterOil has commenced the largest exploration program by a single company in Papua New Guinea history.

         InterOil's common shares are traded in Canada in Canadian dollars on the TSX Venture Exchange under the symbol IOL, and on the Australian Stock Exchange, "ASX" in CHESS Depositary Interests "CDI", in Australian dollars under the symbol IOC, traded on a 10:1 basis to common shares. InterOil Corporation shares also trade on the Port Moresby Stock Exchange in Papua New Guinea in the local currency (KINA) under the symbol IOC. For more information please see the InterOil website at: www.interoil.com.

FOR FURTHER INFORMATION:

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NORTH AMERICA                                                                                AUSTRALASIA
-------------                                                                                -----------
Gary M Duvall                                    Lisa Elliott                                Anesti Dermedgoglou
V.P., Corporate Development                      V.P., IR Counsel                            V.P., Investor Relations
InterOil Corporation                             DRG&E                                       InterOil Corporation
gary.duvall@interoil.com                         lelliott@drg-e.com                          anesti@interoil.com
Houston, TX USA                                  Houston, TX USA                             Cairns, Qld Australia
Phone:  +1 281 292 1800                          Phone: +1 713 529 6600                      Phone: +617 4046 4600
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